July 17, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

Re:	The PMI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-13664

Dear Mr. Rosenberg:

This letter responds to the Staff’s letter to The PMI Group, Inc. (“PMI”) and its Executive Vice President, Chief Financial Officer and Chief Administrative Officer, Donald P. Lofe, Jr., dated June 30, 2009. In its letter, the Staff provided PMI with follow-up comments on its letter dated June 3, 2009 regarding its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”). We respectfully address each of the Staff’s comments below. For your convenience, we have quoted your comment immediately prior to our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

1.	Please refer to paragraph P in Appendix A of your response. Please revise your proposed disclosure to clarify why the use of different valuation approaches for non-investment grade and investment grade contracts provides the value that is most representative of fair value for each transaction under the current market conditions. Refer to paragraph 19 of SFAS 157.

PMI Response:

In response to the Staff’s comment, we have revised our proposed new disclosures that will be included in PMI’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2009 and thereafter, as appropriate. Appendix A to this letter includes our proposed new disclosures with respect to paragraphs P and Q of Appendix A of our June 3, 2009 letter (the “June 3 Appendix”), revised to clarify why the use of different valuation approaches for non-investment grade and investment grade contracts provides the value that is most representative of fair value for each transaction under the current market conditions.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 17, 2009

2.	Your proposed disclosure indicates that the expected call date is a significant assumption underlying the valuation of your CDS contracts. Please expand your disclosure to discuss whether you have experienced any significant differences between your estimate of call dates and the actual date called by your CDS counterparties. To the extent that this is the case, please expand your disclosure to quantify the effects of reasonably likely changes in call dates (consistent with your historical experience) on your CDS contract valuations.

PMI Response:

Our CDS contract valuations could be significantly different if the underlying transaction is not called and instead left outstanding until maturity. To date, all of our CDS contracts have either been called at our expected call date or have deviated from our expected call date in lengths of time that are not significant. We have not had to change our model assumptions to extend beyond expected call dates to maturity of any underlying contracts. We will continue to review our life of contract assumptions versus actual lives of contracts and will adjust our sensitivity disclosures as appropriate to the extent that we believe it becomes reasonably likely that significant changes in the lives of contracts will occur. Paragraph H of Appendix A sets forth the disclosure as revised in response to the Staff’s comment.

3.	Please refer to paragraph K of Appendix A of your response. Please revise your disclosure to clarify why the disclosed hypothetical percentage changes in market spread/cost of capital would be considered reasonably likely changes for this key assumption. At a minimum, provide context for the disclosure based on your recent historical experience.

PMI Response:

In PMI’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2009 and periodic filings thereafter as appropriate, we will revise our disclosure to include hypothetical spread changes and cost of capital assumptions that more closely align with changes that we would expect based on our recent historical experience. Paragraph K and Table 4 of Appendix A sets forth the disclosure as revised in response to the Staff’s comment.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 17, 2009

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page 147

4.	Refer to your response to comment seven. Please provide a more comprehensive explanation of your process for intraperiod tax allocation, in which you address the following points, and revise your disclosures as appropriate:

•

Tell us how you calculated the amount of tax benefit to allocate to continuing operations, without consideration of the tax effects (both current and deferred) of the current year income or loss from all other financial statement components.

•

Your response indicated that there was only one other component other than continuing operations (discontinued operations). However, it appears that there are several other financial statement components that would require intraperiod tax allocation under paragraphs 36 and 38 of SFAS 109, including changes in unrealized gains on investments, pension adjustments, and foreign currency translation adjustments.

•	Tell us how you determined that no taxes should be allocated to your foreign currency translation adjustments.

PMI Response:

PMI determined the consolidated tax provision related to its consolidated operating results and then determined the provision solely related to those items from continuing operations in accordance with paragraph 35 of SFAS 109. This amount was allocated to continuing operations and the remaining amount was allocated to discontinued operations.

Another step in our tax allocation process is to reflect the effects of the changes in deferred tax assets and liabilities associated with other items flowing through shareholders equity, other comprehensive income and the other items specified in paragraphs (a) through (g) of paragraph 36 of SFAS 109. The following items were reported in Other Comprehensive Income (OCI) net of income tax benefit or expense (in thousands):

OCI Component	Change in OCI	Tax Expense (Benefit)	Change in OCI as Reported
Unrealized Losses	$(156,354)	$(54,581)	$(101,773)
Pension Adjustment	(28,829)	(12,236)	(16,593)
Cash Flow Hedge	612	214	398

In addition to the items above, a refund claim filed for stock option expense not taken on a previously filed income tax return resulted in a tax benefit of $1.9 million, accounted for as an adjustment to shareholders’ equity.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 17, 2009

No income tax expense or benefit was recorded for the foreign currency translation adjustments at December 31, 2008 or in earlier periods as these adjustments relate either to subsidiaries for which the exception set forth in Accounting Principles Board Opinion No. 23 (relating to permanently reinvested earnings) applies or to subsidiaries that have no undistributed taxable income as of the most recent balance sheet date.

In PMI’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2009 and periodic filings thereafter as appropriate, PMI will include additional line item disclosure indicating the amount of taxes attributable to each item within OCI.

5.	Refer to your response to comment eight. Please revise your disclosure to clarify that the foreign operations where you intend to permanently reinvest earnings had no undistributed taxable income at December 31, 2008.

In PMI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and periodic filings thereafter as appropriate, PMI will include additional disclosure addressing the Staff’s comments with respect to the undistributed earnings from its foreign subsidiaries. Please refer below for the proposed disclosure using information as of December 31, 2008:

Note 12. Income Taxes

PMI provides for U.S. federal income tax on the undistributed earnings from its foreign subsidiaries, except to the extent such earnings are reinvested indefinitely. However, as of December 31, 2008, there was no undistributed taxable income generated by PMI’s foreign subsidiaries as to which this provision would apply.

Item 15. Exhibits and Financial Statement Schedules. page 174

6.	Refer to your response to comment 10. Since you are required to include three years of audited financial statements under Rules 3-01 and 3-02 of Regulation S-X, and FGIC Corporation was a significant equity method investee for the years ended December 31, 2007 and 2006, we continue to believe that Rule 3-09(b) of Regulation S-X requires you to provide unaudited financial statements for FGIC Corporation for the year ended December 31, 2008, as well as audited financial statements for the years ended December 31, 2007 and 2006. Note that the significance of FGIC Corporation to the current year affects only whether the financial statements for the current year are required to be audited. Please amend your filing to provide the required financial statements.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 17, 2009

PMI Response:

For the years ended December 31, 2006 and 2007, PMI’s investment in the FGIC Corporation (FGIC) met the Rule 3-09(a) criteria for including financial statements of a significant equity investee, and, accordingly, PMI filed audited FGIC financial statements as required. For the year ended December 31, 2008, PMI’s investment in FGIC did not meet the Rule 3-09(a) criteria for separate financial statements as we impaired PMI’s investment in FGIC to zero. Accordingly, the only impact on our financial statements in 2008 related to FGIC was a final impairment adjustment in the first quarter to write off our remaining net investment in FGIC of approximately $103.6 million. In light of the foregoing, we respectfully submit that the filing of FGIC’s financial statements for the year ended December 31, 2008 as an exhibit to PMI’s Annual Report on Form 10-K would not be useful information and could potentially confuse readers of our financial statements, as FGIC’s operating results (which included significant losses) had no impact on, and were not reflected in, PMI’s 2008 results of operations.

As such, PMI respectfully requests a waiver from the requirement outlined in Rule 3-09(b) of Regulation S-X, as interpreted by the Staff, to file FGIC financial statements for the Annual Reports on Form 10-K filed for those years in which FGIC does not meet the Rule 3-09(a) criteria for separate financial statements. Specifically, PMI requests that it not be required to include FGIC financial statements in its Annual Report on Form 10-K for the year ended December 31, 2008. In addition, assuming FGIC does not meet the Rule 3-09(a) criteria for 2009, PMI requests a waiver from the requirement to include FGIC financial statements in its Annual Report on Form 10-K for the year ended December 31, 2009. In the event that circumstances change and PMI’s investment in FGIC again meets the Rule 3-09(a) criteria, PMI would include the financial statements of FGIC in its Annual Report on Form 10-K in accordance with Rule 3-09(b) as appropriate.

*        *        *

PMI acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 17, 2009

Thank you for your attention to this letter and for providing PMI with an opportunity to address the Staff’s comments. Should you have any questions, please feel free to contact our Senior Vice President, Corporate Controller, and Chief Accounting Officer Thomas Jeter at (925) 658-6877 or tom.jeter@pmigroup.com or me at (925) 658-6530 or don.lofe@pmigroup.com.

Sincerely,

/s/ Donald P. Lofe, Jr.
Donald P. Lofe, Jr.
Executive Vice President, Chief Financial Officer and Chief Administrative Officer
The PMI Group, Inc.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 17, 2009

Appendix A

The following language replaces paragraph H in the June 3 Appendix:

H. In estimating the fair values of CDS contracts, PMI Europe incorporates expected life of contract dates in its internal valuation models. We estimate the life of contract to coincide with expected call dates based on a number of factors, including past experience of counterparties, the underlying economics of the transactions, counterparties’ expressed intent and potential costs associated with extending transactions. The current state of capital markets, the financial conditions and perspectives of various counterparties and the general weakening of economic conditions in Europe may lead to decisions by customers to extend the credit protection offered by PMI Europe’s CDS contracts, which could be counteracted by PMI Europe’s counterparties’ assessments of its creditworthiness. If a CDS contract is extended beyond its expected call date to its contractual maturity date, PMI Europe will be required to adjust its internal valuation model assumptions. To the extent that credit spreads are higher than at the time of inception of the transaction, extending the expected life from the call date to the maturity date could result in PMI Europe recognizing further significant mark-to-market losses. If counterparties elect to extend our CDS contracts and spreads remain at their current levels, mark-to-market losses could be material and there will be a greater likelihood of incurring higher than currently expected realized losses in the form of paid claims on the contracts. To date, all of our CDS contracts have either been called at our expected call date or have deviated from our expected call date in lengths of time that are not significant.

The following language replaces paragraph K in the June 3 Appendix:

K. We do not currently expect that the fair value portion of the CDS liability related to fluctuations in market spreads and our cost of capital will result in any cash outflows. PMI’s expected future net cash flows could vary over time. Higher than expected defaults, higher loss severities or the acceleration in the timing of claim payments would likely result in an increase in PMI’s expected discounted future net cash outflows and fair value liability, which could materially impact our results of operations. The following two tables summarize the estimated changes in the exit value liability in PMI Europe based upon specified hypothetical percentage changes in market spread and cost of capital as of March 31, 2009, with all other factors remaining constant. The specified hypothetical percentage changes are based on our recent historical experience with these factors. We have selected smaller hypothetical percentage changes with respect to cost of capital, which are incorporated in our non-investment grade modeling, as our recent historical experience with this factor would suggest much less volatility than changes in market spreads.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 17, 2009

Table 4.

Change in cost of capital	Estimated (Decrease)/Increase in Liability
(USD in thousands)
35% decline	$(6,318)
25% decline	$(4,540)
10% decline	$(1,832)
10% rise	$1,856
25% rise	$4,684
35% rise	$6,601

Change in market spread	Estimated (Decrease)/Increase in Liability
(USD in thousands)
100% decline	$(12,958)
75% decline	$(9,718)
50% decline	$(6,479)
50% rise	$6,479
75% rise	$9,718
100% rise	$12,958

The following language replaces paragraphs P and Q in the June 3 Appendix

P. The fair value of investment grade contracts is determined by calculating the difference between the present value of expected future premiums from the contract and the estimated cost of hedging the transaction to the expected call date. The estimated cost of hedging the transaction is established by reference to market spreads on residential mortgage backed securities in the countries in which the underlying reference portfolio is located. Spreads are obtained from a number of European banking groups. We validate the spreads by comparing them against each other for consistency. The expected call date is determined by using the earlier of the next contractual call date or an estimated regulatory call date based upon discussions with the counterparty at the time the contract is executed.

Q. Similar third party information is not available for non-investment grade contracts, and, accordingly, for those contracts, fair value is estimated using the present value of expected future contractual payments and incorporating a market-based estimated cost of capital that would be required by a third party with similar credit standing as PMI to assume an identical contract. Expected future contractual payments are determined through the analysis of recent performance of the relevant transaction and similar transactions. Cash flows are discounted using a risk-free rate. The market-based cost of capital is based on an estimate of PMI’s cost of capital as of the period in which the value is being determined.